Exhibit 99.1

FOR IMMEDIATE RELEASE: November 5, 2021

CONTACT: mindmed@150bond.com

MindMed Appoints Dr. Maria Oquendo to its Scientific Advisory Board

Mind Medicine (MindMed) Inc. (NASDAQ: MNMD; NEO: MMED; DE: MMQ; the "Company"), a leading biotech company developing psychedelic-inspired therapies, is pleased to announce the appointment of Maria A. Oquendo, M.D., Ph.D. to its Scientific Advisory Board.

Dr. Oquendo is Ruth Meltzer Professor and Chairman of Psychiatry at University of Pennsylvania and Psychiatrist-in-Chief at the Hospital of the University of Pennsylvania. A summa cum laude graduate of Tufts University, she attended Vagelos College of Physicians and Surgeons at Columbia University. She completed residency at the Payne Whitney Clinic of New York Hospital Cornell. She is a member of the National Academy of Medicine, one of the highest honors in medicine.

Dr. Oquendo has used Positron Emission Tomography and Magnetic Resonance Imaging to map brain abnormalities related to mood disorders and suicidal behavior. She has over 450 peer-reviewed publications and an h-factor of 78, with over 18,000 citations.

Dr. Oquendo is Past President of the American Psychiatric Association (APA), the International Academy of Suicide Research, and the American College of Neuropsychopharmacology (ACNP). She is Vice President of the Board of the American Foundation for Suicide Prevention, Vice President of the College of International Neuropsychopharmacology, and has served on the National Institute of Mental Health’s Advisory Council.

Dr. Oquendo is a member of Tufts University’s Board of Trustees and serves on its Executive Committee. A recipient of multiple awards in the US, Europe and South America, most recently, she was honored with the Alexandra Symonds Award (APA 2017), the APA’s Research Award (2018), the Dolores Shockley Award (ACNP 2018) and the Alexander Glassman Award (Columbia University 2021).

MindMed CEO Robert Barrow said, “We are thrilled to welcome Dr. Oquendo to our Scientific Advisory Board. Our goal is to revolutionize mental health and addiction care and we want to make effective treatments accessible to broad and diverse patient populations from across the globe. Dr. Oquendo’s extensive experience in psychiatry and pharmacology, including her work with high risk patients, will be invaluable in progressing all of our research and development efforts.”

Dr. Oquendo added, “In view of the pharmacologic actions that compounds like LSD and psilocybin share with putative anti-suicidal drugs, this exciting avenue of investigation may lead to discoveries of new approaches to this life-threatening behavior.”

MindMed’s Scientific Advisory Board is composed of a diverse group of members with expertise in psychiatry, neuroscience, and clinical development. The Scientific Advisory Board leverages decades of deep knowledge in biotech and psychiatry to guide MindMed’s development programs. Members represent institutions such as Stanford University, University of Pennsylvania, University of Rochester, Boston University, and Massachusetts General Hospital.

About MindMed

MindMed is a clinical-stage psychedelic medicine biotech company that seeks to discover, develop and deploy psychedelic-inspired medicines and therapies to address addiction and mental illness. The Company is assembling a compelling drug development pipeline of innovative treatments based on psychedelic substances including psilocybin, LSD, MDMA, DMT and an ibogaine derivative, 18-MC. The MindMed executive team brings extensive biopharmaceutical experience to MindMed's approach to developing the next generation of psychedelic-inspired medicines and therapies.

MindMed trades on the NASDAQ under the symbol MNMD and on the Canadian NEO Exchange under the symbol MMED. MindMed is also traded in Germany under the symbol MMQ.

Forward-Looking Statements

Certain statements in this news release related to the Company constitute “forward-looking information” within the meaning of applicable securities laws and are prospective in nature. Forward-looking information is not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “will”, “may”, “should”, “could”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe”, “potential” or “continue”, or the negative thereof or similar variations. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the Company. There are numerous risks and uncertainties that could cause actual results and the Company’s plans and objectives to differ materially from those expressed in the forward-looking information, including history of negative cash flows; limited operating history; incurrence of future losses; availability of additional capital; lack of product revenue; compliance with laws and regulations; difficulty associated with research and development; risks associated with clinical trials or studies; heightened regulatory scrutiny; early stage product development; clinical trial risks; regulatory approval processes; novelty of the psychedelic inspired medicines industry; as well as those risk factors discussed or referred to herein and the risks described under the headings “Risk Factors” in the Company’s filings with the securities regulatory authorities in all provinces and territories of Canada which are available under the Company’s profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results and future events could differ materially from those anticipated in such information. Although the Company has attempted to identify important risks, uncertainties and factors that could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, the Company does not intend and does not assume any obligation to update this forward-looking information.

Media Contact: mindmed@150bond.com

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